UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 26, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heckmann Corp.

File No. 001-33816 - CF#24314

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Heckmann Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2009 and amended on January 6, 2010.

Based on representations by Heckmann Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.38	through November 9, 2019
Exhibit 10.39	through November 9, 2019
Exhibit 10.40	through November 9, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel